UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

ROCKWELL DIAMONDS INC.
(Name of Subject Company)

ROCKWELL DIAMONDS INC.
(Name of Person(s) Filing Statement)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Common Shares
(Title of Class of Securities)

77434W
(CUSIP Number of Class of Securities)

John Bristow
President and CEO
Rockwell Diamonds Inc.
Suite 1020-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Roger Taplin	Trevor Thomas
McCarthy Tetrault LLP	c/o Rockwell Diamonds Inc.
1300-777 Dunsmuir Street	Suite 1020-800 West Pender Street
Vancouver, BC V7Y 1K2	Vancouver, BC V6C 2V6
(604) 643-5922	(604) 684-6365

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. Home Jurisdiction Documents

See Exhibit 1.1 Directors’ Circular, dated September 25, 2008, of Rockwell Diamonds Inc. (the “Directors’ Circular”)

ITEM 2. Informational Legends

See “Notice to Non-Canadian Shareholders” on the outside front cover of Directors’ Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1) Not applicable

(2) Not applicable

 (3) Not applicable

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process

	(a)	At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

	(b)	Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKWELL DIAMONDS INC.

Dated: September 30, 2008	By:
John Bristow
President and CEO

EXHIBIT INDEX

Exhibit Number	Description

1.1	Directors’ Circular, dated September 25, 2008, of Rockwell Diamonds Inc.
1.2	News Release dated September 22, 2008